Exhibit 11

     Statement Regarding Computation of Per Share Earnings


         SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY
     STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

                                         Year Ended June 30,
                                     1998          1997        1996

Primary
   Average shares outstanding    1,532,910     1,549,032   1,639,509

   Net income                   $1,064,463    $1,054,687  $1,466,522

    Earnings per share          $      .69    $      .68  $      .89

Fully Diluted
   Average shares outstanding    1,532,910     1,549,032   1,639,509

 Net effect of dilutive stock
  options - based on the treasury
     stock method                   51,563        38,072      40,481

  Average diluted shares
   outstanding                   1,584,473     1,587,104   1,679,990

        Net income              $1,064,463    $1,054,687  $1,466,522

       Earnings per share       $      .67    $      .67  $      .87